SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction I above):
☒	Merger
☐	Liquidation
☐	Abandonment of Registration
☐	Election of status as a Business Development Company

2.	Name of fund: Sentinel Variable Products Trust

3.	Securities and Exchange Commission File No.: 811-09917

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒ Initial Application           ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

One National Life Drive

Montpelier VT 05602

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Lisa F. Muller

One National Life Drive

Montpelier VT 05602

802-229-7410

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.3 Ia-l, .31a-2]:

Lisa F. Muller

One National Life Drive

Montpelier VT 05602

802-229-7410

8.	Classification of fund (check only one):

☒ Management company;

☐ Unit investment trust; or

☐ Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒ Open-end           ☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Sentinel Asset Management, Inc.

One National Life Drive

Montpelier, VT 05602

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Sentinel Financial Services Company

One National Life Drive

Montpelier, VT 05602

13.	If the fund is a unit investment trust ("UIT") provide: Not Applicable

(a) Depositor's name(s) and addressees):

(b) Trustee's name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes           ☒ No

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes           ☐ No

If Yes, state the date on which the board vote took place: April 24, 2017

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes           ☐ No

If Yes, state the date on which the shareholder vote took place: October 11, 2017

If No, explain:

II. Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes           ☐ No

(a) If Yes, list the date(s) on which the fund made those distributions:

On October 30, 2017, the outstanding shares of common stock of each series of Sentinel Variable Products Trust were exchanged for newly-issued shares of common stock of the acquiring fund.

(b) Were the distributions made on the basis of net assets?

☒ Yes           ☐ No

(c) Were the distributions made pro rata based on share ownership?

☒ Yes           ☐ No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐ Yes           ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders?

☒ Yes           ☐ No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes           ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes           ☒ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes           ☒ No

IV. Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses: $1,787,287.42

(ii) Accounting expenses: $114,352.00

(iii) Other expenses (list and identify separately):

Proxy Solicitation fees: $1,287,536.52

Buyer Fund Board Fees: $25,000

D&O/E&O Runoff Insurance: $202,206.02

Prospectus Supplement: $43,629.61

Banker's Fees: $1,749,060.68

Virtual Data Room: $31,402.46

Termination, Conversion & Tax Reporting Fees: $5,145,101.30

(iv) Total expenses (sum of lines (i)-(iii) above):

$8,483,936.59

(b) How were those expenses allocated?

See response to Item 22(c) immediately below. Expenses include expenses associated with the merger of Sentinel Group Funds, Inc. into the Touchstone Strategic Trust and the Touchstone Funds Group Trust, which occurred simultaneously with the merger of Sentinel Variable Products Trust. Sentinel Asset Management, Inc. also served as investment adviser to Sentinel Group Funds, Inc.

(c) Who paid those expenses?

Sentinel Asset Management, Inc., Touchstone Advisors and/or their affiliates shared the fees and expenses associated with the Sentinel Variable Products Trust’s participation in the reorganizations, including legal and accounting expenses, and expenses incurred in connection with preparation, filing, printing and mailing of proxy solicitation materials to the shareholders of the Registrant’s series.

The Directors and Officers Tail Insurance was paid by Sentinel Asset Management, Inc., the investment adviser to the Sentinel Variable Products Trust.

(d) How did the fund pay for unamortized expenses (if any)? N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes           ☒ No

V. Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes           ☒ No

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes           ☒ No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26.	(a) State the name of the fund surviving the Merger:

Touchstone Variable Series Trust

(b) State the Investment Company Act file number of the fund surviving the Merger:

811-08416

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

The Agreement and Plan of Reorganization was filed as Exhibit A to the definitive proxy statement/prospectus filed on form N-14 with the commission on June 5, 2017.

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Sentinel Variable Products Trust (ii) she is the Secretary of Sentinel Variable Products Trust and (iii) all actions by shareholders, directors, Sentinel Variable Products Trust and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-SF application are true to the best of her knowledge, information, and belief.

          By: /s/ Lisa Muller

Sentinel Variable Products Trust